Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

July 15, 2016

RE: Astics Inc.
Qualification request
Filed on June 15, 2016
File No. 024-10564

Ladies and Gentlemen:

On behalf of Astics, Inc., a Texas corporation ("*Company*"), we hereby requesting a 1A qualification for the convertible Note offered and its underlying common shares pursuant to the rules. The circular initially filed with the Securities and Exchange Commission ("*Commission*") on June 15, 2016 ("*Offering Circular*").

The company is confirming the following:

1- Texas State Securities Board has indicated it's properness to qualify our offering.
2- At this time we have no participant in our offering required to clear its compensation with FINRA.
3- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
4- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
5- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards



Mrunal Desai
Chief Executive Officer
Astics, Inc.
2167 El Capitan Ave,
Santa Clara, CA 95050